Exhibit 99.1

4 November 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

Share buyback-transaction in own shares and completion of buyback

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that on 1 November 2024 it bought-back 160,119 ordinary shares of NIS0.01 each in the capital of the Company ("Ordinary Shares") in the AIM market at an average price of 311.25 pence per Ordinary Share. The Ordinary Shares were acquired through Cavendish Capital Markets Limited, pursuant to the Company’s Buyback Programme on the AIM market as announced on 7 May 2024 and will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

Total Voting Rights

For the purposes of the Financial Conduct Authority’s Disclosure and Transparency Rules, Nexxen notifies the market that as at the date of this announcement, the Company’s issued share capital consists of 197,550,375 ordinary shares with a nominal value of NIS0.01 each (“Ordinary Shares”), with (i) 5,629,680 of such Ordinary Shares held by a subsidiary of the Company without voting rights under the Israeli Companies Law, and (ii) 58,830,845 of such Ordinary Shares held by the Company and classified as dormant shares in Treasury under the Israeli Companies Law (without any rights attached thereon). Therefore, the total number of Ordinary Shares with voting rights is 133,089,850.

The above figure of 133,089,850 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

Buyback Completion

The Company is pleased to announce the completion of its on-market share buyback programme as announced on 7 May 2024.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Seamus Fricker / Rory Sale (Corporate Finance)
Tim Redfern / Jamie Anderson (ECM)
Tel: +44 20 7220 0500

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014. The Company confirms that it is no longer in possession of any unpublished price sensitive information.

About Nexxen International

Nexxen International empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement, and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).